Exhibit 99.1

Akanda Corp. Announces Strategic Plan to Evaluate and Enter Bitcoin, Blockchain, AI Segments of the Cannabis Market

London, March 28, 2024 – on March 28, 2024, Akanda Corp. (“Akanda” or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, Akanda Corp. announced aspirations to enter technology segments of the cannabis industry. The Company is evaluating potential opportunities to enter Bitcoin, Blockchain, and AI applications in the cannabis industry.

The Company believes cryptocurrencies may provide a viable solution to some of the cannabis industry’s banking problems. Cryptocurrency enables users to store value, and engage in direct, peer-to-peer transactions with counterparties. Decentralized blockchain technology instead of the traditional financial system support these transactions. With the struggle cannabis operators have to bank traditionally, cryptocurrencies thus present an opportunity for businesses to bank themselves. The cannabis industry has faced further challenges with quality control and its supply chain. Blockchain technology can also help address these needs. One essential component is Certificate of Analysis (COA), which verifies the product’s quality, safety, and potency. However, COAs can be vulnerable to fraud, tampering, or errors, which can compromise the integrity of the entire supply chain. Blockchain technology provides a secure, transparent, and decentralized way to track COAs throughout the supply chain, from cultivation to distribution and sale. Blockchain can trace the product’s origin, monitor its handling and storage conditions, and track its distribution and sale, to enhance transparency and accountability.

The Company also believes Artificial Intelligence (AI) is a promising avenue to explore. It is researching and possibly pursuing investments and partnerships in this space. AI may identify which strains of cannabis are selling best for an organization and customize the growing conditions to consistently produce the same strain. It is also possible that down the road, medicinally, AI could take data from researchers to customize plants to treat specific ailments. When it comes to specifically cannabis, though, AI is increasingly being used to search databases of cannabis research to identify certain strains that may fit a target audience better than others.

With a stronger financial position from the closing of an underwritten public offering financing, the Company also plans to strengthen its presence in the global cannabis market through its wholly-owned United Kingdom (UK) subsidiary, Canmart. Canmart is a licensed importer and distributor of Cannabis-Based Products for Medicinal use (CBPMs) in the UK and provides third party and specialist import and distribution services for Schedule 2 products including CBPM’s. Canmart continues to work further with premium product suppliers to bring safe, effective and required products to market that patients demand, and working with existing and new clinical cannabis operations in the UK to provide third party products. Beyond its operations in the UK, Akanda is also developing the Gabriola Green Project in British Columbia, Canada. This farming property is set to host facilities for the production of tetrahydrocannabinol (THC) and cannabinoid (CBD) products, reflecting the Company’s commitment to expanding its footprint and advancing its projects across both Europe and North America.

According to Prohibition Partners the European medical cannabis industry has seen steady growth over the past year and it is projected to reach over €550 million in sales by the end of 2023.1 Cannabis Business Times reports European cannabis sales are forecast to reach €1.6 billion by 2027, as adult-use markets in Germany, Czech Republic, Switzerland and the Netherlands develop2.

Interim CEO and Executive Director, Katie Field commented, “Akanda is in a strong position to execute a new sustainable strategic direction. The Company is in a better cash position and plans to reduce debt. We are looking forward to the Company’s anticipated expansion through our UK business but also by entering ancillary technological segments that are supportive to our model and offer opportunities for growth.”

[1]	https://prohibitionpartners.com/2023/03/30/available-now-the-european-cannabis-report-8th-edition/

[2]	https://businessofcannabis.com/cannabis-europa-takes-place-as-the-cannabis-industry-gains-exponential-global- momentum/

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK   . The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe   ; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.